Exhibit 1

Members of the Group Pursuant to Item 8.

Pursuant to Item 8 of this Schedule 13G, the members of the group with respect to the common stock owned of record by Compass are Perlman and Compass.  Compass is the record owner of 38,567 shares of common stock.